NEWS RELEASE 05-18	July 18, 2005

FRONTEER DISCOVERS NEW GOLD ZONE AT KIRAZLI, WESTERN TURKEY

Fronteer (FRG–TSX / AMEX) has intersected a new zone of high grade gold mineralization, which has unlocked the depth potential of the Kirazli Project.

Drill Hole KD-31, which is sixty metres away from the nearest hole, returned 5.70 g/t gold over 51.2 metres including 16.62 g/t gold over 15.3 metres. This drill hole ended in gold mineralization grading 2.0 g/t gold at a depth of 156.3 metres.

This new discovery is important because it suggests that a deeper zone of economically significant mineralization may underlie the near surface gold system that Fronteer has been drilling over the past 6 months.

Other new results from the near surface oxide gold system include:

       Drill hole KD-30, intersected 2.59 g/t gold over 48 metres including 8.09 g/t gold over 12.6 metres.

       Drill hole KD-23, intersected 1.37 g/t gold over 98.0 metres including 14.1 g/t gold over 6.8 metres.

       Drill hole KD-29, intersected 0.88 g/t gold over 49.4 metres including 1.48 g/t over 8.5 metres.

       Drill hole KD-26, intersected 1.66 g/t gold over 47.2 metres including 5.05 g/t gold over 9.2 metres.

For detailed drill results please see the table below. For a map of the drill hole locations, please use the following URL: http://www.fronteergroup.com/i/IR/Kirazlimap05-18.jpg Based on our interpretation, the orientation of the high grade mineralization is sub-horizontal with true widths estimated at approximately 90% of reported intervals.

Fronteer anticipates completing the current 6,000 metre drill program at Kirazli by September 2005. Geological models for the resource area are currently being constructed as a basis for a 43-101 compliant resource estimate to be completed by the year end.

The Kirazli Gold Property is one of two gold properties in western Turkey that are under option to Fronteer from Teck Cominco Arama ve Madencilik Sanayi Ticaret A.S. The other property is called Agi Dagi, which is currently being advanced through a 8,000 metre drill program.

The Company also has four exploration crews working in Chiapas, Mexico advancing twelve, 100% Fronteer owned gold projects.

In addition, Fronteer has a controlling 52% interest in an outstanding uranium district in Labrador, which ranks among the best in North America for its potential to host open pittable, bulk tonnage uranium deposits. A CAD $5.0 million exploration program in Labrador is currently underway.

For further information on Fronteer visit www.fronteergroup.com or contact: Mark O'Dea, President & CEO

Rick Valenta, VP Exploration & COO

Sean Tetzlaff, CFO & Corporate Secretary

(PH) 604-632-4677 or 1-877-632-4677

info@fronteergroup.com

KIRAZLI DRILL HOLES
Hole ID	From (m)	To (m)	Interval (m)	Gold (g/t)
KD-17	77.35	92.8	15.45	0.48
incl	86.9	90.1	3.2	0.95
KD-19		NSV
KD-20	57	65.9	8.9	0.97
and	75.5	100.4	24.9	0.45
KD-23	52	150	98	1.37
incl	53	59.8	6.8	14.1
and	90.8	98.7	7.9	0.55
and	122.6	144.6	22	0.63
KD-25	60.05	87.05	27	0.51
KD-26	1.5	12	10.5	1.24
and	37.4	84.6	47.2	1.66
incl	37.4	51.5	14.1	3.92
incl	41.5	50.7	9.2	5.05
KD-27	101.3	154.5	53.2	0.62
incl	119.5	124.15	4.65	1.78
KD-28	47.7	113.2	65.5	0.53
incl	49	51.2	2.2	1.99
incl	52.8	61.45	8.65	0.72
KD-29	33.5	179	145.5	0.59
incl	35.6	85.0	49.4	0.88
incl	43	55.5	12.5	1.31
incl	47.8	55.5	7.7	1.58
KD-30	9.0	79.8	70.8	1.83
incl	21.3	69.3	48	2.59
incl	44.3	64.6	20.3	5.29
incl	47.3	59.9	12.6	8.09
incl	49.3	56.0	6.7	13.84
incl	50.3	52.3	2	32.3
KD-31	107.8	159	51.2	5.71

incl	125	159	34	8.38
incl	141	156.3	15.3	16.62
incl	148.4	156.3	7.9	28.26

Assay results have been prepared under the guidance of Mr. Ian Cunningham-Dunlop P.Geo, who is designated as a Qualified Person with the ability and authority to verify the authenticity of and validity of this data. All samples were analyzed by ALS Chemex, North Vancouver, BC, using ICP-AES and fire assay.

This News Release includes certain "forward looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve various degrees of risk. The following are important factors that could cause Fronteer’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital.